Exhibit 99.1

HUB Security Reports Fiscal 2023 Financial Results

“HUB Security Embarks on New Chapter; with New Leadership Onboard, $42.6M in Revenue and a Solid Customer Base”

Tel Aviv, Israel – Aug. 16, 2024 – HUB Cyber Security Ltd. (NASDAQ: HUBC), a leading provider of cybersecurity solutions (“HUB Security” or the “Company”), today released its financial results for the fiscal year ended December 31, 2023.

HUB has successfully retained a robust client base and has implemented a clear and ambitious growth strategy to establish itself as a leader in the Secured Data Fabric (SDF) sector. With top-tier talent onboard, the Company believes it is now poised for a dynamic new chapter of growth and innovation.

The Company is committed to expedite the reporting of its results for the first half of the fiscal year ended June 30, 2024. Following this, the Company plans to host a conference call to review present activities and outline its future plans.

Noah Hershcoviz, CEO of HUB, commented, “The conclusion of the 2023 audit signifies a new chapter for HUB. Over the past eight months, we’ve significantly strengthened our market position through the acquisition of the balance of QPoint Technologies, a strategic collaboration with BlackSwan Technologies, and the addition of key executives to our team. These moves, with a pronounced reduction in debt, have expanded our reach to large enterprises and European banks, stabilized our core operations, and, based on our product and complementary partnerships, positioned HUB as a dominant force in the secured data fabric market. We believe we are now well-equipped to seize emerging opportunities and drive value for our stakeholders.”

Fiscal 2023 Key Financial Insights:

●	Revenue: $42.6 million.

●	Gross Profit: Gross profit for the full year of 2023 was $750K.

●	Operating Expenses: Operating expenses for the full year of 2023 was $78.5 million, including $15.3 million of impairments, $12.3 million of SPAC transaction costs, $7 million of share-based compensation expenses, and $7.6 million of depreciation and amortization.

●	Operating Loss: Operating loss for the full year of 2023 was $(77.7) million.

●	Non-GAAP Adjusted EBITDA: Adjusted EBITDA loss for the full year of 2023 was $(12.2) million.

●	Operating Cash Flow: Operating Cash Flow for the full year of 2023 was $(16.2) million.

●	Cash and Cash Equivalents: As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, and deposits in the amount of $5.2 million.

Impairment

In the year ended December 31, 2023, the Company recorded non-cash charge for the impairment of goodwill and intangible assets in the amount of $15.3 million, due primarily to macroeconomic factors such as higher cost of capital, the overall increase in financing costs due to the liquidity pressure which are contributing to reduced forecasted revenues, lower operating margins, and reduced expectations for future cash flows.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at https://investors.hubsecurity.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@hubsecurity.com.

Non-IFRS Financial Measures

This press release and the accompanying tables contain non-IFRS financial measures. HUB Security believes that these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends relating to HUB Security’s financial condition and results of operations. HUB Security’s management uses non-IFRS measures to compare HUB Security’s performance to that of prior periods for trend analysis and for budgeting and planning purposes. Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS. It may be different from similarly titled non-IFRS measures used by other companies.

HUB Security defines Adjusted EBITDA as net loss adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost, and other one-time costs. Adjusted EBITDA is a key metric management and HUB Security’s board of directors use to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in the HUB Security industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB Security’s financial performance or liquidity. It should not be considered as an alternative to net income or loss as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB Security’s future results will be unaffected by unusual or other items.

Non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies. Reconciliation between results on an IFRS and non-IFRS basis is provided in a table at the end of this release. A reconciliation of the Adjusted EBITDA to the corresponding IFRS measure (net loss) is not available on a forward-looking basis due to the uncertainty regarding the potential variability and significance of the amounts of share-based compensation expense, among others. Accordingly, a reconciliation of Adjusted EBITDA to the corresponding IFRS measure for future periods is not available without unreasonable effort.

For further information or inquiries, please contact:

info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction and the financial condition, results of operations, earnings outlook, and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 16, 2023.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

HUB CYBER SECURITY LTD. SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(U.S. dollars in thousands, except per share amounts)

12 months ended Dec 31, 2023
Unaudited

Net Loss	$(84,606)
Finance income	(484)
Finance expenses	7,194
Taxes on income	171
Depreciation and amortization	7,637
Share-based compensation expense	7,115
Acquisition-related costs	4,943
One time cost	30,607
Impairment of Goodwill and other assets	15,258
Adjusted EBITDA	$(12,165)

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